

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

<u>Via E-mail</u>
Jacyara de Jesus Marques
President
Homie Recipes, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Homie Recipes, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 14, 2012**
> **File No. 333-183310**

Dear Ms. Marques:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Calculation of Registration Fee

2. We note your disclosure in footnote 2. Please revise this footnote to specify the paragraph of Rule 457 that you relied on to calculate your registration fee.

Prospectus Cover Page

3. We note that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Please prominently disclose this on your prospectus cover page.

4. Please revise your proceeds table to also disclose the amount of proceeds you would receive if you sold 25% and 75% of the shares being offered. Given that there is no minimum amount of securities that must be sold by the company in this offering, you may remove that line item from the table.

Prospectus Summary, page 3

5. Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

6. Please revise your summary to clarify that you have not yet developed your website.

7. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $5,700. This represents a significant portion of your current assets.

Being an Emerging Growth Company, page 7

8. Please revise your disclosure to specify the basis for your potential exemption under Sections 14(a) and (b) of the Securities Exchange Act of 1934.

The Offering, page 9

9. Please revise your "Use of Proceeds" to also disclose the amount of proceeds you would receive from this offering net of the expenses disclosed on page 6.

Risk Factors, page 11

10. We note that your sole officer and director, Ms. Marques, apparently has no experience in accounting. Please provide risk factor disclosure regarding her lack of accounting

experience. In addition, please tell us how you intend to maintain your books and records and prepare your financial statements.

11. Please provide a risk factor regarding your sole officer and director's lack of experience managing a public company.

Buyers will pay more for our common stock…, page 12

12. Please reconcile your disclosure regarding the offering price of your common shares. On the prospectus cover page and "The Offering Section" you disclose that the offering price is $0.025 per share, but you disclose that it is $0.01 in this risk factor.

Use of Proceeds, page 19

13. We note your disclosure that you estimate offering expenses of $5,700 "over the next twelve months." However, on your prospectus cover page, you disclose that this offering will expire 90 days following effectiveness. Please reconcile.

Dilution, page 20

14. Please revise your disclosure in this section to disclose the net tangible book value per share after the offering in each subsection.

Description of Business, page 25

Employees and Employment Agreements, page 28

15. Please clarify the statement that Mrs. Ana Efigenia de Jesus Marques intends to support with "video's edition." Specifically, the phrase "video's edition" is unclear.

Plan of Operation, page 39

16. Please provide an overview to your plan of operations that addresses the impact, if any, selling less than 100% of the shares being offered would have on your plan of operations. For example, if you sold only 25% of the shares being offered we would assume that you would need to devote additional time and resources during phase 1 seeking additional financing rather than website development.

17. Please revise your disclosure under each phase to reflect the modifications you will have to make to your plan of operation if you only sell 25%, 50% and 75%, respectively, of the shares being offered. For example, we would expect that you would have to develop a site with significantly less functionality with $3,000 as opposed to $35,000. In addition, please discuss how this might impact your ability to generate revenue over the short-term.

Jacyara de Jesus Marques
Homie Recipes, Inc.
September 6, 2012
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director